3/18

20 3/18/04

04004423

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 46134 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 26 2004

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Earnhardt (704) 954-1155
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 3600 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Darren Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, XX 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
Notary Public, North Carolina
County of Mecklenburg
Stephanie M. Davis
My Commission Expires 3/5/2006

Notary Public

Signature

Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BB&T Investment Services, Inc.

**(A wholly-owned subsidiary of Branch Banking & Trust Company)**

**Financial Statements and Supplemental Information Pursuant to SEC Rule 17a-5**

**December 31, 2003**

## BB&T Investment Services, Inc.
**(A wholly-owned subsidiary of Branch Banking & Trust Company)**
**Financial Statements and Supplemental Information**
**December 31, 2003**

---

# INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

PricewaterhouseCoopers LLP
101 CentrePort Drive
Suite 250
Greensboro NC 27409
Telephone (336) 665 2700
Facsimile (336) 665 2699

## Report of Independent Auditors

To the Board of Directors and Shareholder of
BB&T Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of BB&T Investment Services, Inc. (the "Company"), a wholly-owned subsidiary of Branch Banking & Trust Company, at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2004

# BB&T Investment Services, Inc.
## (A wholly-owned subsidiary of Branch Banking & Trust Company)
## Statement of Financial Condition
## December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 3,533,592 |
| Securities owned, at fair value | 60,000,000 |
| Receivable from clearing broker | 270,861 |
| Commissions and fee receivable | 1,826,005 |
| Furniture, equipment and software at cost, less accumulated depreciation of $1,735,513 | 1,171,878 |
| Other assets | 70,627 |
| Total assets | $ 66,872,963 |
| **Liabilities and Shareholder's Equity** | |
| Accounts payable and other accrued liabilities | $ 482,275 |
| Compensation payable | 876,296 |
| Payable to Parent | 36,457 |
| Dividend declared and payable to Parent | 25,000,000 |
| Income taxes payable to Parent | 961,744 |
| Total liabilities | 27,356,772 |
| Paid-in-capital | 2,842,508 |
| Retained earnings | 36,673,683 |
| Total shareholder's equity | 39,516,191 |
| Total liabilities and shareholder's equity | $ 66,872,963 |

The accompanying notes are an integral part of these financial statements.

## BB&T Investment Services, Inc.
### (A wholly-owned subsidiary of Branch Banking & Trust Company)
### Statement of Income
### For the Year Ended December 31, 2003

| | |
|---|---|
| **Revenues** | |
| Securities commissions | $ 9,428,049 |
| Annuity commissions | 39,677,481 |
| Fee income | 2,664,997 |
| Interest income | 547,075 |
| Other income | 1,708,087 |
| Total revenues | 54,025,689 |
| **Operating expenses** | |
| Employee compensation and benefits | |
| Commissions and incentive | 13,605,873 |
| Administrative | 11,626,493 |
| Clearance and service contract costs | 1,009,455 |
| Administrative fees paid to Parent | 4,310,363 |
| Occupancy and equipment | 1,573,409 |
| Professional services | 1,262,247 |
| Travel | 835,224 |
| Communications | 274,823 |
| Other general operating and administrative | 1,782,918 |
| Total operating expenses | 36,280,805 |
| Income before income taxes | 17,744,884 |
| Income tax expense | 6,887,000 |
| Net income | $ 10,857,884 |

The accompanying notes are an integral part of these financial statements.

## BB&T Investment Services, Inc.
### (A wholly-owned subsidiary of Branch Banking & Trust Company)
### Statement of Changes in Shareholder's Equity
### For the Year Ended December 31, 2003

| | Paid-in-Capital | Retained Earnings | Total |
|---|---|---|---|
| | $ 2,763,207 | $ 50,815,799 | $ 53,579,006 |
| Additional paid-in-capital from Equitable merger | 79,301 | - | 79,301 |
| Dividend declared and payable to Parent | - | (25,000,000) | (25,000,000) |
| Net income | - | 10,857,884 | 10,857,884 |
| | $ 2,842,508 | $ 36,673,683 | $ 39,516,191 |

The accompanying notes are an integral part of these financial statements.

# BB&T Investment Services, Inc.
## (A wholly-owned subsidiary of Branch Banking & Trust Company)
## Statement of Cash Flows
## For the Year Ended December 31, 2003

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 10,857,884 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation and amortization | 472,919 |
| Accretion of investments | (535,098) |
| Net (increase) decrease in operating assets | |
| Receivable from clearing broker | 25,131 |
| Commission and fee receivable | (186,391) |
| Other assets | 23,639 |
| Net increase (decrease) in operating liabilities | |
| Accounts payable and other accrued liabilities | (404,344) |
| Compensation payable | 298,335 |
| Payable to Parent | 26,553 |
| Income taxes payable to Parent | (453,508) |
| Net cash provided by operating activities | 10,125,120 |
| **Cash flows from investing activities** | |
| Purchases of furniture, equipment and software | (358,897) |
| Purchase of securities | (330,501,909) |
| Proceeds from maturities of securities owned | 322,000,000 |
| Net cash used in investing activities | (8,860,806) |
| **Cash flows from financing activities** | |
| Additional paid-in-capital from Equitable merger | 79,301 |
| Net cash provided by financing activities | 79,301 |
| Net increase in cash and cash equivalents | 1,343,615 |
| Cash and cash equivalents at beginning of year | 2,189,977 |
| Cash and cash equivalents at end of year | $ 3,533,592 |
| **Supplemental cash flow information** | |
| Cash paid for income taxes | $ 7,340,508 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Basis of Presentation

BB&T Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Branch Banking & Trust Company (the "Parent"), which is a wholly-owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company clears customer transactions with a clearing broker on a fully disclosed basis. The Company provides discount brokerage services, mutual funds, government and municipal bonds and fixed and variable rate insurance annuity products to customers located primarily in the Southeast region of the United States of America. The Company is also registered as an investment adviser with the State of North Carolina.

On March 7, 2003, the Corporation acquired First Equitable Bank. First Equitable Investment Agency, a wholly-owned subsidiary of First Equitable Bank, provided investment and insurance advice to clients through third-party service providers. Effective March 7, 2003, First Equitable Investment Agency was merged into the Company by the Parent. This transaction was accounted for as a purchase business combination. Under this method, assets and liabilities are recorded at fair value at the date of acquisition and results of operations of First Equitable Investment Agency were included in the statement of income from the date of acquisition. First Equitable Investment Agency had $79,301 in total assets and in shareholder's equity on March 7, 2003.

## 2. Summary of Significant Accounting Policies

### Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates relate to estimated legal and breakpoint reserves.

### Securities Transactions
Customers' transactions, including related commission income, expense and clearing costs, are recorded on a trade date basis.

### Annuity and Fee Income
Annuity income is recognized as earned and represents commissions received on sales of annuity products. Fee income is recognized as earned and represents fees received pursuant to mutual fund shareholder administration and servicing distribution plans.

### Interest Income
Interest income is recorded on the accrual basis.

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents including investments in certain money market mutual funds of affiliated entities.

**Restricted Cash**
The Company executes trades through various third-party clearing houses. The Company collects and deposits customer money into a restricted cash account, which is distributed to the various investment funds upon settlement. An offsetting liability of the same amount is recorded by the Company. In addition, the Company has restricted cash related to estimated breakpoint refunds owed customers. At December 31, 2003 restricted cash was $298,461.

**Securities Owned**
Securities owned represent U.S. Treasury obligations held by the Company with its clearing broker. These transactions are recorded on a trade date basis and are carried at estimated fair value.

**Furniture, Equipment and Software**
Furniture, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment and amortization of software is based on the straight-line method over their estimated useful lives, which are generally two to ten years.

**Income Taxes**
The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method.

The provision for income taxes is based upon income before taxes for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

**Recently Issued Accounting Pronouncements**
In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure"("SFAS 148"), which amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The provisions of the statement were effective December 31, 2002. The Corporation currently intends to continue to account for stock-based compensation under the intrinsic value method set forth in Accounting Principles Board Opinion 25 "Accounting for

Stock Issued to Employees" ("APB 25") and related interpretations. For this reason, the transition guidance of SFAS No. 148 does not have an impact on the Company's financial position or results of operations. SFAS 148 amends existing guidance with respect to required disclosures, regardless of the method of accounting used. The revised disclosure requirements are presented in the December 31, 2003 Form 10-K of the Corporation.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees" ("FIN 45"), was issued in November 2002, effective for certain guarantees issued or modified after December 31, 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. In addition, FIN 45 requires certain additional disclosures that are primarily located in Note 5. FIN 45 did not have a significant impact on the Company's financial condition or results of operation.

**3. Securities Owned**

The Company invests its excess cash in U.S. Treasury obligations. At December 31, 2003, the Company held one U.S. Treasury bill.

**4. Furniture, Equipment and Software**

Major classification of these assets at December 31, 2003 are summarized as follows:

| | Estimated Useful Life | |
|---|---|---|
| Furniture | 10 years | $ 463,867 |
| Equipment | 2 - 5 years | 2,296,490 |
| Capitalized software | 2 - 5 years | 147,034 |
| | | 2,907,391 |
| Accumulated depreciation and amortization | | (1,735,513) |
| | | $ 1,171,878 |

**5. Receivable from Clearing Broker**

Amounts receivable from the clearing broker of $270,861 primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a third party broker-dealer whereby the broker acts as the Company's clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations.

As discussed in Note 11, the clearing broker can charge the Company for customer transaction failures; furthermore, such right has no maximum amount and applies to all trades executed on the Company's behalf. The Company believes there is no maximum amount assignable to this obligation over the term of the guarantee. At December 31, 2003, the Company has determined that no liability is required with regard to this obligation. During 2003, payments made to the clearing broker related to this obligation were not significant. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the clearing broker related to the Company's customers were approximately $8,627,675 at December 31, 2003.

## 6. Commissions and Fees Receivable

The Company executes a substantial amount of its customer transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies.

## 7. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies. These transactions arise in the normal course of business and are summarized below. Receivables from and payables to affiliates represent amounts due from and to affiliate companies which are expected to be settled in the normal course of business.

**Cash and Cash Equivalents**
The Company had $1,533,558 of cash on deposit with the Parent at December 31, 2003, which is non-interest bearing. The Company had $2,000,034 in an affiliated money market mutual fund.

**Payable to Parent**
The Company had a $15,332 and $36,458 intercompany receivable and payable, respectively, to the Parent at December 31, 2003, which is included in the statement of financial condition.

**Dividend Declared and Payable to Parent**
In December 2003, the Board of Directors of the Company approved and declared a $25,000,000 cash dividend to be distributed to the Corporation. This dividend was paid in January 2004.

**Parent Services**
The Parent provides certain management, operational, finance and other support services to the Company, which totaled $4,310,363 for the year ended December 31, 2003 and is included in the statement of income as administrative fees paid to Parent. The Parent also allocates certain costs to the Company, such as rent and communication costs based on usage. Costs allocated to the Company during the year were approximately $315,660 and $374,904 and are included in occupancy and equipment, respectively, in the statement of income.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

**Revenue**
The Company receives shareholder servicing, distribution and sales commissions from the third-party distributor to the BB&T funds (the "Funds"). The Funds are sponsored and advised by an affiliate of the Company. The Company generated approximately $1,566,000 and $512,000 in commission and fee income during 2003 on customer activity executed direct with the Funds.

## 8. Income Taxes

Current federal income tax expense is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Parent. Federal taxes payable to the Parent of $961,744 is included in the accompanying statement of financial condition at December 31, 2003. The deferred income tax liability at December 31, 2003 of $254,000, included in federal taxes payable to parent, is attributable to differences in the book and tax basis of fixed assets.

Income tax expense differs from the amount of income tax determined by applying the federal statutory rate of 35 percent to pretax income primarily as a result of state income taxes and non-deductible expenses.

## 9. Employee Benefit Plans and Compensation Payable

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to earnings and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company was allocated a net pension cost of $826,298 for the year ended December 31, 2003. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation. The Corporation allocated $793,412 in expense to the Company as its matching contribution for the plan during the year.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Corporation and they have the required number of years of service. Under the Corporation's current plan, eligible retirees are entitled to a fixed dollar amount based on years of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 262 covered employees at December 31, 2003. The Corporation allocated $1,153,963 for health care and life insurance benefits to the Company for the year ended December 31, 2003.

Certain employees of the Company participate in the Corporation's stock based compensation plans, which provide for the issuance of the Corporation's stock-related awards, such as stock options awards. There were no compensation costs charged to the Company related to restricted stock awards during the year ended December 31, 2003 in accordance with APB 25.

The following table presents the Company's net income and pro forma net income assuming compensation cost for the Company's restricted stock option plan had been determined based on the fair value at the grant dates for awards under that plan consistent with the method prescribed by SFAS No. 123.

| | | For the Year Ended December 31, 2003 |
|---|---|---|
| Net income as reported | $ | 10,857,884 |
| Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of tax | | (91,148) |
| Pro forma net income | $ | 10,766,736 |

## 10. Fair Value of Financial Instruments

The Company's financial instruments are short-term in nature with carrying amounts, which approximate fair value. These financial instruments generally expose the Company to limited credit risk.

## 11. Commitments and Contingencies

The Company is a defendant in legal matters incidental to its normal course of business. Management estimates settlement amounts regarding these cases to be approximately $45,000 and has therefore recorded that amount as a liability at December 31, 2003. This amount is included in accounts payable and other accrued liabilities in the statement of financial condition.

In addition, the Company has recorded a liability of approximately $101,000 related to estimated breakpoint refunds owed customers at December 31, 2003. This amount is included in cash and cash equivalents and accounts payable and other accrued liabilities in the statement of financial condition.

In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker on a fully disclosed basis. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. Additionally, the Company indemnifies the clearing broker for losses on margin accounts of the Company's customers held by the clearing broker.

## 12. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the financial instrument held as collateral.

## 13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2003, the Company's net capital under the rule was $37,080,851, which was $35,257,066 in excess of the minimum required net capital of $1,823,785.

**Schedule I**

**BB&T Investment Services, Inc.**
**Computation of Net Capital Pursuant to Rule 15c3-1**
**of the Securities and Exchange Commission**
**December 31, 2003**

| | |
|---|---|
| **Computation of net capital** | |
| Total shareholder's equity | $ 39,516,191 |
| Less - Deductions and/or charges | |
| Non allowable assets | |
| Commission and fee receivable | 1,152,834 |
| Furniture and equipment | 1,171,878 |
| Other assets | 70,627 |
| Additional charges for customers' and non-customers' security accounts | |
| Customer unsecured balances | - |
| Net capital before haircuts on securities positions | 37,120,852 |
| Haircuts on securities positions | |
| Money market funds | 40,001 |
| Net capital | $ 37,080,851 |
| **Total Aggregate Indebtedness from Statement of Financial Condition** | $ 27,356,773 |
| **Computation of Basic Net Capital Requirement** | |
| 1. Minimum net capital required (6 2/3 percent of aggregate indebtedness) | $ 1,823,785 |
| 2. Minimum net capital of broker-dealer | $ 250,000 |
| Net capital requirement (greater of 1. or 2.) | $ 1,823,785 |
| Excess net capital (net capital less net capital requirement) | $ 35,257,066 |
| Aggregate indebtedness to net capital | .74 to 1 |

There are no material differences between the Company's computation and Part II of Form X-17A-5 filed by the Company as of December 31, 2003, on January 27, 2004.

Schedule II

**BB&T Investment Services, Inc.**
**Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2003**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
101 CentrePort Drive
Suite 250
Greensboro NC 27409
Telephone (336) 665 2700
Facsimile (336) 665 2699

**Report of Independent Auditors on Internal Control**
**Required By SEC Rule 17a-5**

To the Board of Directors and Shareholder
of BB&T Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BB&T Investment Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provision of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

**To the Board of Directors and Shareholder of**
**BB&T Investment Services, Inc.**
**Page 3**

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2004